UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Phillip Street, #15-04 Royal Group Building

Singapore 048693

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Lion Group Holding Ltd. (Nasdaq: LGHL) (the “Company”), today announced to hold the General Meeting of Shareholders on January 13, 2023.

The Company’s General Meeting of Shareholders will be held on January 13, 2023, at 10:00 a.m. (local time). The meeting will take place at 3 Phillip Street, #15-04 Royal Group Building, Singapore 048693. The matter to be voted on at the meeting is set forth in the Company’s Form 6-K filed with the U.S. Securities and Exchange Commission herewith. Shareholders of record on November 18, 2022, will be eligible to vote at this meeting.

EXHIBIT INDEX

Exhibit 99.1	-	Notice of General Meeting of Shareholders of Lion Group Holding Ltd. to be held on January 13, 2023 (the “2023 Meeting”)
Exhibit 99.2	-	Form of Proxy for the 2023 Meeting
Exhibit 99.3	-	Depositary’s Notice of 2023 Meeting
Exhibit 99.4	-	Voting Instructions of American Depositary Shares for the 2023 Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2022

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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